

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Thomas Dean Geer, President
Restoration Industries, Inc.
PO Box 9659
Treasure Island, FL 33740

> **Re:** **Restoration Industries, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 10, 2012**
> **File No. 333-179522**

Dear Mr. Geer:

We have reviewed your amended registration statement and response letter and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 18

1. Please revise your liquidity and results of operations sections on pages 19 and 20, so that the amounts discussed there and the related changes correspond to the amounts shown in your financial statements.

Directors, Executive Officers, Promoters and Control Persons, page 23

2. Please tell us why Lorrie Geer is listed as Chief Financial Officer on page 23 and Thomas Geer is listed as Chief Financial Officer under each of his signatures on page 62. Alternatively, please make the appropriate revisions to the filing.

Financial Statements

General

3. You restated your financial statements for the year ended December 31, 2011 in your Form S-1/A filed on July 10, 2012. Please label the impacted 2011 columns of your financial statements as restated. Please also include a prominent restatement footnote in

your financial statements that describes the nature of each restatement, including full compliance with the disclosures required by ASC 250-10-50-7 through ASC 250-10-50-9.

Report of Independent Registered Public Accounting Firm, page 33

4.  Please make arrangements with your auditors to have them revise their report to refer to the various restatements that were made in your December 31, 2011 financial statements and reference the Note that discusses them in greater detail.

Balance Sheets, page 34

5.  We note your response to comment three from our letter dated July 5, 2012.  As previously requested, please revise your total stockholders' equity as of December 31, 2011 on page 52 to agree with your total stockholders' equity on pages 34 and 36.  Your current presentation shows $37,588 on page 52 and $58,547 on pages 34 and 36.  In addition, please ensure that the components of total stockholders' equity on page 52 also agree with the components of total stockholders' equity on pages 34 and 36.

Statements of Operations, page 35

6.  Please revise your captions for unusual operating income (expense) items and total unusual operating income (expense) to remove the word "unusual" as they do not appear to meet the criteria in ASC 225-20-45-2(a).

7.  We note your response to comment nine from our letter dated July 5, 2012.  Please revise your statements of operations to include the gain from the forgiveness of debt below operating income (loss) on your statements of operations.  You may consider including your gain from forgiveness of debt in your other income (expense) line item.  Please revise or advise.

Statements of Cash Flows, page 37

8.  The actual sum of the adjustments does not agree to the amount presented in the total adjustments line item in the operating activities section for 2011.  In addition, the actual sum of the adjustments and net income (loss) when added together do not add up to the amount presented in the cash provided (used) by operating activities line item for 2011 either.  Please make the appropriate corrections.

1. Summary of Significant Accounting Policies, page 38

Property and Equipment, page 38

9.  We note your response to comment six from our letter dated July 5, 2012.  As previously requested, please revise your property and equipment footnote for the year ended

December 31, 2011 on page 38 so that it is consistent with your property and equipment footnote on page 47.  Please also revise your property and equipment footnote for the year ended December 31, 2011 on page 38 so that it is consistent with your property and equipment footnote on page 56.

Earnings (Loss) Per Share, page 43

10. Please revise your earnings (loss) per share footnote for fiscal 2011 to agree with your earnings (loss) per share on your statements of operations on page 35.

4. Other Operating Income, page 43

11. Please revise your other operating income footnote for fiscal 2011 to agree with your other operating income on your statements of operations on page 35.

12. We note your response to comment seven from our letter dated July 5, 2012.  Your disclosure on page 44 still indicates that the income for forgiveness of debt was $110,850 in 2011.  As previously requested, please revise your disclosure to indicate the amount of debt forgiven due to suppliers going out of business and due to Tom Geer assuming the debt personally.  Please revise your disclosure to clearly explain what happened, including Tom Greer's involvement in personally paying for amounts owed by the company to contractors and/or forgiving any amounts owed to him by the company.  Please also disclose how you accounted for the forgiveness of debt due to Tom Geer assuming the debt personally.  The disclosures related to the forgiveness of debt should also be moved to a different footnote from those related to the gain on sale of Kodiak Restoration, since the forgiveness of debt will no longer be included in operating income (loss) after you address our related comment above under the Statements of Operations caption.

Interim Financial Statements – March 31, 2012

Balance Sheets, page 52

13. It appears that some of the restatements you made to your December 31, 2011 balance sheet would also have an impact your March 31, 2012 balance sheet.  For example, please tell us how you determined that a zero balance for additional paid in capital was appropriate at March 31, 2012 and supplementally reconcile it to the $92,000 balance you had at December 31, 2011.  In addition, please reconcile from December 31, 2011 to March 31, 2012 the changes in your retained earnings (deficit) and deferred tax asset balances as the changes in these balances do not appear to coincide with the activity on your statement of operations during the same period.  If you restate your March 31, 2012 financial statements, please ensure that the applicable columns are labeled as restated and you discuss the restatement in a footnote as required by ASC 250-10-50-7 and ASC 250-10-50-9.  Also, since net tangible book value per common share and total shareholders' equity presented under the dilution caption on page 17 are based on your March 31, 2012

balance sheet, please revise the dilution section, as necessary, once you correct any errors identified in your March 31, 2012 balance sheet.

(8) Subsequent Events, page 56

14. You disclosed that subsequent events were evaluated through July 10, 2012.  Please also disclose whether July 10, 2012 was the date the financial statements were issued or the date the financial statements were available to be issued.  See ASC 855-10-50-1.

You may contact Ernest Greene at (202) 551-3733 or, in his absence, Rufus Decker, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc:     Jody M. Walker, Attorney at Law